02034558

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Regent Ventures Ltd

*CURRENT ADDRESS

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2000 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 6/10/02

82-2000

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

ARS 12-31-01

INCORPORATED AS PART OF:		
	X	Schedule A
	X	Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	December 31, 2001	02/01/29

ISSUER ADDRESS

Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Wilson"	**Richard Wilson**	02/04/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Eberhard Mueller"	**Eberhard Mueller**	02/04/30

REGENT VENTURES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND JULY 31, 2001

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

AUDITORS' REPORT

To the Shareholders of Regent Ventures Ltd.

We have audited the balance sheets of Regent Ventures Ltd. as at December 31, 2001 and July 31, 2001 and the statements of loss and deficit and cash flows for the five month period ended December 31, 2001 and the year ended July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and July 31, 2001 and the results of its operations and its cash flows for the five month period ended December 31, 2001 and the year ended July 31, 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
January 15, 2002

Burnaby Office - Suite 3, 7375 Kingsway, Burnaby, BC, Canada, V3N 3B5 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

REGENT VENTURES LTD.

BALANCE SHEETS

	December 31, 2001	July 31, 2001
ASSETS		
CURRENT		
Cash	$ 142,464	$ -
Prepaid expenses and other	4,237	1,819
Short-term investments	10,000	4,500
Due from related parties (Note 5)	2,595	-
Taxes recoverable	12,197	1,622
	171,493	7,941
INTEREST IN MINERAL PROPERTIES (Note 4)	166,631	166,631
DEFERRED EXPLORATION AND DEVELOPMENT COSTS	333,696	18,377
	$ 671,820	$ 192,949
LIABILITIES		
CURRENT		
Bank overdraft	$ -	$ 476
Accounts payable	10,724	51,637
Due to related parties (Note 5)	-	13,911
	10,724	66,024
LIABILITY TO ISSUE SHARES	-	24,500
	10,724	90,524
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	4,627,347	3,987,347
DEFICIT	(3,966,251)	(3,884,922)
	661,096	102,425
	$ 671,820	$ 192,949

Approved on behalf of the Board:

"Eberhard Mueller"
Eberhard Mueller - Director

"Richard Wilson"
Richard Wilson – Director

The accompanying notes are an integral part of these financial statements

RÉGENT VENTURES LTD.

STATEMENTS OF LOSS AND DEFICIT

	Five months ended December 31, 2001	Year ended July 31, 2001
		(Note 9)
INTEREST INCOME	$ 26	$ 396
EXPENSES		
Bank charges and interest	537	11,540
Management fees	17,500	30,000
Office and general	7,385	3,346
Professional fees	29,709	13,144
Property investigation	11,625	-
Rent	9,950	12,800
Transfer agent and filing fees	4,649	12,557
	81,355	83,387
NET LOSS FOR THE PERIOD	81,329	82,991
DEFICIT, BEGINNING OF PERIOD	3,884,922	3,801,931
DEFICIT, END OF PERIOD	$ 3,966,251	$ 3,884,922

LOSS PER SHARE		
Basic	$ 0.01	$ 0.01
Fully diluted	Anti-dilutive	$ 0.01
Weighted Average number of shares outstanding	23,444,179	17,189,279

The accompanying notes are an integral part of these financial statements

REGENT VENTURES LTD.

STATEMENTS OF CASH FLOWS

	Five months ended December 31, 2001	Year ended July 31, 2001
		(Note 9)
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (81,329)	$ (82,991)
Net changes in non-cash working capital items:		
Short term investments	(5,500)	829
Prepaids and other	7,514	(1,819)
Taxes recoverable	(10,575)	(373)
Accrued rent, management fees and property investigation to related parties	19,442	50,006
Accounts payable and accrued liabilities	(40,913)	8,680
	(111,361)	(25,668)
INVESTING ACTIVITIES		
Mineral property acquisition and exploration expenditures	(284,365)	(10,552)
FINANCING ACTIVITIES		
Cash advances to related parties, net of repayments	(76,834)	11,225
Cash received for private placement	615,500	24,500
	538,666	35,725
INCREASE (DECREASE) IN CASH DURING THE PERIOD	142,940	(495)
CASH (BANK OVERDRAFT), BEGINNING OF PERIOD	(476)	19
CASH (BANK OVERDRAFT), END OF PERIOD	$ 142,464	$ (476)

The accompanying notes are an integral part of these financial statements

82-2 000

02 JUN -5 AM 11:13

REGENT VENTURES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Regent Ventures Ltd. (hereinafter called the "Company") will be held at the offices of Beruschi & Company, #501 - 905 West Pender Street, Vancouver, British Columbia on May 31, 2002 at the hour of 10:00 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2001, and the report of the auditor thereon;

(b) To re-appoint Lancaster & David, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year; and

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Pacific Corporate Trust Company, at 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 26th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Ed Mueller"
ED MUELLER
President and Director

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, British Columbia
V6E 4K2

(604) 669-7775

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 22, 2002 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON MAY 31, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Regent Ventures Ltd. (the "Company") for use at the Annual General Meeting of Members to be held on May 31, 2002 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on April 4, 2002 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, AT 10TH FLOOR - 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company's Transfer Agent at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 22, 2002 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 24,724,179 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Richard Wilson	2,838,864[1]	11.48%
Eberhard Mueller	2,828,867[2]	11.44%

1 Includes 1,593,963 shares held indirectly through Mercap Investments Inc., a British Columbia non-reporting company 50% owned by Mr. Wilson.

2 Includes 875,830 shares held indirectly through Active Management Ltd., a British Columbia non-reporting company wholly-owned by Mr. Mueller and 1,593,962 shares held indirectly by Mercap Investments Inc., a British Columbia non-reporting company 50% owned by Mr. Mueller.

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at three.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Eberhard Mueller Vancouver, BC President and Director	Mining Executive	June 25, 1992 to date	2,828,867
Richard D. Wilson Vancouver, BC Director	Mining Executive; formerly in real estate development	June 23, 1993 to date	2,838,864
Douglas E. Eacrett New Westminster, BC Nominee	Lawyer	Nominee	10,000

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Eberhard Mueller, Richard D. Wilson and Terry Fields are the 3 Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Eberhard Mueller became the President and Chief Executive Officer of the Company on December 9, 1992. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ending July 31, 1999, 2000 and 2001 and December 31, 2001. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year[1] (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Eberhard Mueller President and CEO	Dec. 31, 2001	Nil	Nil	Note 2	Nil	Nil	Nil	Nil
	July 31, 2001	Nil	Nil	$30,000[3]	Nil	Nil	Nil	Nil
	July 31, 2000	Nil	Nil	$30,000[3]	Nil	Nil	Nil	Nil
	July 31, 1999	Nil	Nil	$30,000[3]	Nil	Nil	Nil	Nil

1 Commencing December 31, 2001, the Company changed its financial year-end from July 31 to December 31.

2 For management services performed by Mercap Investments Inc. ("Mercap") at a fee of $3,500.00 per month. Mercap is a British Columbia non-reporting company 50% owned by Eberhard Mueller. During the fiscal year ended December 31, 2001, Mercap received management fees totalling $17,500.00 pursuant to this contract.

3 For management services performed by Active Management Ltd., a British Columbia non-reporting company wholly-owned by Eberhard Mueller.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

Subsequent to the most recently completed financial year, options to purchase 640,000 common shares of the Company's capital stock at a price of $0.11 per share were granted to the Company's Named Executive Officer. The market price at the time of the grant was $0.14 per share.

No Options were exercised by the Named Executive Officer during the most recently completed financial year or outstanding to the Named Executive Officer at the end of the most recently completed financial year.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2001 or the current financial year in view of compensating such Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Until July 31, 2001, the Company was a party to a management contract with a private company wholly-owned by Eberhard Mueller, President and a Director of the Company (see "Management Contracts" below). Since August 1, 2001, the Company is a party to a management contract with a private company jointly-owned by Eberhard Mueller, President and a Director of the Company and Richard Wilson, a Director of the Company (see "Management Contracts" below).

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial year.

The following table sets out information with respect to options exercised by non-executive Directors during the financial year ended December 31, 2001 and outstanding to non-executive Directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	Nil	900,000 (Exercisable)	$18,000 (Exercisable)

MANAGEMENT CONTRACTS

Until July 31, 2001, the Company was a party to a Management Contract with Active Management Ltd., a non-reporting British Columbia company wholly-owned by Eberhard Mueller, President and a Director of the Company, whereby Active Management Ltd. was engaged to perform certain management services at a fee of $2,500.00 per month. Since August 1, 2001, the Company is a party to a Management Contract with Mercap Investments Inc., a non-reporting British Columbia company 50% owned by Eberhard Mueller, President and a Director of the Company and 50% owned by Richard Wilson, a Director of the Company, whereby Mercap Investments Inc. is engaged to perform certain management services at a fee of $3,500.00 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2001 other than in the ordinary course of business.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Lancaster & David, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since August 1, 2001

Other Related Party Transactions

During the financial year ended December 31, 2001, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. Management fees totalling $17,500 were paid or accrued to Mercap Investments Inc., a non-reporting British Columbia company 50% owned by Eberhard Mueller, President and a Director of the Company and 50% owned by Richard Wilson, a Director of the Company; and

2. The Company is indebted in the amount of $1,900 at December 31, 2001 to a private company owned by Richard Wilson, a Director of the Company, representing cash advances made to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, the 26th day of April, 2002.

REGENT VENTURES LTD.

"Ed Mueller"
ED MUELLER
Chief Executive Officer and Chief Financial Officer

82-2000

FORM OF PROXY

02 J... -5 ...

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF REGENT VENTURES LTD. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON MAY 31, 2002.

The undersigned, a registered Member of the Company, hereby appoints Eberhard Mueller, or failing him, Richard Wilson, both Directors of the Company, or instead of either of them ____________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on May 31, 2002 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the re-appointment of Lancaster & David, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. The election of the following as Directors:

   (a) EBERHARD MUELLER: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) RICHARD WILSON: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) DOUGLAS E. EACRETT: FOR ( ) OR WITHHOLD FROM VOTING ( )

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE

MANAGEMENT NOMINEES.

If you desire to designate as Proxy a person other than Eberhard Mueller or Richard Wilson, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the office of the Company's Transfer Agent, Pacific Corporate Trust Company, at 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ________

DATED this ______ day of __________________, 2002.

82-2000

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **REGENT VENTURES LTD.**

The undersigned certifies that he/she is the owner of securities of Regent Ventures Ltd. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ______________________ 2002.

____
Signature

____
Name - Please print

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at #501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has not generated profitable operations to date. The continuation of the Company as a going concern is dependent upon its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Mineral Properties

The Company capitalizes the acquisition cost of mineral properties and related exploration and development costs on an individual property basis. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties following the commencement of commercial production using the unit of production method. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Financial Instruments

The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Management believes the Company is not subject to significant interest rate risk, foreign currency risk or credit risk.

Loss Per Share

The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances (i.e. Special Warrant financings) to the extent each option, warrant or contingent issuance was dilutive.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2001 and July 31, 2001, there were no cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation Plan
The Company grants stock options under a fixed stock option plan in accordance with the Canadian Venture Exchange policies (Note 8). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

a) **Future Income Taxes**

During the five-month period ended December 31, 2001, the Company adopted the new Canadian Institute of Chartered Accountants' Standard for accounting for income taxes. The new standard requires the use of the liability method of accounting for the tax effect of temporary differences between the carrying amount and tax bases of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or a later period.

The Company has adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the calculated future income tax assets are fully offset by a valuation allowance. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period financial statements.

b) **Earnings Per Share**

During the five-month period ended December 31, 2001, the Company adopted the new Canadian Institute of Chartered Accountants Standard for earnings per share. The new standard requires the use of the treasury stock method for calculating the dilutive effect of potential common shares. The Company has adopted this standard retroactively, however there was no effect on the amount of diluted earnings per share for the current or prior periods. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period's financial statements.

NOTE 4 - INTEREST IN MINERAL PROPERTIES

	December 31, 2001	July 31, 2001
Red Mountain Property, Yukon	$ 166,631	$ 166,631

The Company has a 100% interest, subject to a 1.0% NSR royalty, in certain mineral claims located in the Mayo Mining District in the Yukon Territories known as the BX Claims. The Company also has a 100% interest in additional claims in the Dawson Mining District located adjacent to the BX Claims.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) During the five-month period ended December 31, 2001 the Company incurred $17,500 (July 31, 2001 - $10,500) for management fees to a private company controlled by two directors of the Company. At December 31, 2001 a net amount of $4,946 (July 31, 2001 - $21,850 payable) is due from this company and the two directors. These amounts are unsecured and have no specific terms for repayment.

b) During the five-month period ended December 31, 2001 the Company incurred $20,184 (July 31, 2001- $6,353) in professional fees to a legal firm of which an officer of the Company is an employee. At December 31, 2001 $2,289 (July 31, 2001 - $10,962) is owing to this firm.

c) The Company owes $2,351 at December 31, 2001 (July 31, 2001 - $1,993 payable) to other related parties, representing cash advances towards expenditures to be incurred on the Company's behalf.

NOTE 6 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance as at July 31, 2000	16,621,829	$ 3,817,112
Issued during the year		
- for settlement of debt	1,702,350	170,235
Balance as at July 31, 2001	18,324,179	3,987,347
Issued during the period		
- by way of private placement	6,400,000	640,000
Balance as at December 31, 2001	24,724,179	$ 4,627,347

Share purchase warrants are outstanding to purchase up to 6,400,000 common shares exercisable at a price of $0.15 per share up to September 6, 2003. The warrants are subject to a hold period and may not be traded until various dates between January 6, 2002 and August 24, 2002.

NOTE 7 – MARKETING AND DISTRIBUTION RIGHTS

The Company entered into a Distribution Agreement with an effective date of May 1, 2001 with United Energy Corporation ("UEC"), a private Nevada corporation. The Company has been granted the non-exclusive worldwide rights to market and distribute oil and gas well production enhancement and other products that UEC manufactures. The term of the agreement expires on December 31, 2005 and is renewable for a further five-year period.

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors have approved a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. A summary of the changes in the Company's common share purchase options is presented below:

	Five months ended December 31, 2001		Year ended July 31, 2001	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	1,832,417	$ 0.10	-	$ -
Granted	-	-	1,832,417	0.10
Exercised	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Balance, end of period	1,832,417	$ 0.10	1,832,417	$ 0.10

Director and employee stock options are outstanding to purchase up to 1,832,417 common shares exercisable at a price of $0.10 per share up to April 26, 2003.

NOTE 9 – COMPARATIVE FIGURES

During the period, the Company changed its fiscal year end from July 31 to December 31. The comparative interim financial period has been presented in accordance with National Policy #51 during this "New Financial Year". There is not a readily comparative financial statement for the five-month period ending December 31, 2001, therefore, the Company stated its financial statements for the year ended July 31, 2001.

NOTE 10 – INCOME TAXES

The Company has non-capital losses for income tax purposes of approximately $838,000 (July 31, 2001 - $947,000) which may by used to reduce future taxable income in Canada, expiring between 2002 and 2008. The Company has unclaimed exploration and development expenditures of approximately $2,418,000 (July 31, 2001 - $2,091,000) which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

Significant components of the Company's future tax assets and liabilities are shown below:

	December 31, 2001	July 31, 2001
Future tax assets (liabilities):		
Non-Capital loss carryforwards	$ 374,133	$ 432,069
Unclaimed foreign exploration and development expenditures	150,639	154,015
Unclaimed Canadian exploration and development expenditures	704,996	715,493
Timing difference re: capital assets	36,773	37,597
Total future tax assets	1,266,541	1,339,174
Valuation allowance	(1,266,541)	(1,339,174)
Net future tax assets	$ -	$ -

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realised. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realisable could change materially in the near term based on future taxable income during the carry forward period. A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

Regent Ventures Ltd.

Form 51-901F - Quarterly Report
For Two Months Ended December 31, 2001

Schedule B:

1. *Analysis of deferred exploration costs:*

Balance at October 31, 2001	$ 320,757
Incurred during the period:	
Food, lodging and travel	7,258
Field expenses and other	5,681
	12,939
Balance at December 31, 2001	$ 333,696

2. *Related party transactions:* See Schedule A.

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the two-months ended December 31, 2001: **NIL**

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid

   b) Summary of options granted during the two-months ended December 31, 2001: **NIL**

Date of Issue	Name of optionee	Type of security	Number	Exercise price	Expiry date

4. *Summary of securities as at the end of the reporting period:*

   a) Authorized share capital: 100,000,000 common shares without par value.

   b) Issued share capital: 24,724,179 common shares without par value.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL

5. *Directors and Officers as at December 31, 2001:*

Directors	Officers
Eberhard Mueller	Eberhard Mueller, President
Richard Wilson	Doug Eacrett, Secretary
Terry Fields	Joel Brownstein, Vice-President, Finance

Regent Ventures Ltd.

Form 51-901F - Quarterly Report
For Two Months Ended December 31, 2001

Schedule C:

Management Discussion

The Issuer is a junior resource company engaged in the exploration and development of mineral resources properties with its principal focus on gold and other precious metals. The Issuer is also pursuing joint venture opportunities for oil well production enhancement.

The Issuer's mineral resource holdings consist of a 100% interest in 250 claims comprising approximately 10,000 acres located in the Mayo Mining District, Yukon Territory (the "Red Mountain Property"). 68 of the claims, known as the BX Claims, are subject to a 1.0% royalty. The Issuer also holds a non-exclusive worldwide right to market and distribute KH-30, an environmentally friendly, biodegradable solvent that has been proven successful in reducing paraffin in oil well bores and flow lines and thereby increasing oil flow.

During the period, the Issuer obtained approval for and changed its year end from July 31 to December 31. This is the first report for the new year end.

As the Issuer's work season on its mineral property, located in the Yukon Territory, is limited to the summer and early fall months, no exploration activity occurred in the three months ended December 31, 2001. The Issuer did continue to conduct demonstrations and tests of the KH-30 paraffin dispersant for interested parties. These tests produced encouraging results, however, in all cases more testing is required.

The Issuer's last quarterly report was for the three months ended October 31, 2001. As previously mentioned, the Issuer conducted no exploration activities in the two-month period ended December 31, 2001, the Issuer's new year end. The only operations for this period was the administration of the Issuer's corporate affairs. Expenses incurred in this two-month period for administration totalled $32,625 which is not materially different, on a proportional basis, than the $48,730 incurred in the three months ended October 31, 2001. Most categories of expenses were comparable on a proportionate basis between the two periods, except that office and general expense declined to $1,440 for the two months ended December 31, 2001 as compared with $5,945 for the three months to October 31, 2001 and transfer agent and filing fees increased to $3,074 for the two month period as compared with $1,575 for the three month period. These differences are the result of normal business fluxuations between the periods.

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. At the beginning of the period at November 1, 2001, the Issuer had working capital of $206,333 as a result of the private placement financing completed during the previous quarter.

With the exploration activities shut down for the winter and minimum administrative outlays, the Issuer's working capital at December 31, 2001 was $160,769. The Issuer intends to continue its exploration program and complete the remaining 5,800 feet of drilling that had been recommended as soon as access to the property and water are available in 2002. These activities along with the administration of its corporate affairs will be funded in part from working capital on hand and in part from the sale of shares in the Issuer's capital, the latter from the exercise of outstanding warrants and incentive stock options or from additional private placements of its securities. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.

Subsequent to the year end, the Issuer held its Annual General Meeting on January 24, 2002. Ed Mueller, Richard Wilson and Terry Fields were returned as directors of the Issuer. In February, the Issuer conducted further testing of the KH-30 paraffin dispersant with follow-up testing to be conducted.

During the two months ended December 31, 2001, the Issuer accrued or paid:

1. Management fees of $7,000 to Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer; and

2. Legal fees of $7,001 to a law firm of which Douglas Eacrett, Secretary of the Issuer, is an associate.

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.